Exhibit 99.3

DAQO NEW ENERGY CORP.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DQ)

 ––––––

Form of Proxy for Annual General Meeting

to be held on December 16, 2016

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Daqo New Energy Corp., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Daqo New Energy Corp. Shanghai Office, Room C, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People’s Republic of China on December 16, 2016 at 2:00 P.M. (Beijing time), and at any adjourned or postponed meeting thereof, for the purpose set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business in the Cayman Islands on November 14, 2016 (the “Record Date”) are entitled to receive notice of and to vote at the Meeting. The quorum of the AGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company present in person or by proxy and entitled to vote on the resolution(s) to be considered at the AGM. This Form of Proxy and the accompanying AGM Notice are first being delivered to the shareholders of the Company on or about November 15, 2016.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his discretion. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at Daqo New Energy Corp. Shanghai Office, Room C, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Daqo New Energy Corp. Shanghai Office, Room C, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People’s Republic of China as soon as possible so that it is received by the Company no later than December 15, 2016.

DAQO NEW ENERGY CORP.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DQ)

––––––

Form of Proxy for Annual General Meeting

to be held on December 16, 2016

(or any adjourned or postponed meeting thereof)

I/We , ____________________________________________________ of _______________________, being the registered holder of ___________________ ordinary shares 1 , par value US$0.0001 per share, of Daqo New Energy Corp. (the “Company”) hereby appoint the directors and officers of the Company, or any one of them 2 , or _______________________________________________ of ___________________________________________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Daqo New Energy Corp. Shanghai Office, Room C, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People’s Republic of China and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

NO.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1	As a special resolution, THAT the Company adopt a dual Chinese name “大全新能源公司”, so that the name of the Company will be “Daqo New Energy Corp. 大全新能源公司”.
2

As a special resolution, THAT the existing Memorandum and Articles of Association of the Company be and are hereby amended in the following manner:

(i)           by adding “大全新能源公司” to the end of Clause 1 of the Memorandum of Association of the Company,

(ii)          by amending the definition of “Company” in Article 1 of the Articles of Association of the Company to include “大全新能源公司”, and

(iii)         by replacing the references to “the Companies Law (2009 Revision)” with “the Companies Law (2016 Revision)” in Clause 3 and Clause 5 of the Memorandum of Association of Company and in the definition of “Companies Law” in Article 1 of the Articles of Association of the Company,

through the adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached as Exhibit A to the notice of the Annual General Meeting, which reflect such amendments and will replace the existing Memorandum and Articles of Association of the Company in their entirety.

Dated _____________________, 2016	Signature(s)[4]
_________________________________
[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the directors and officers of the Company, or any one of them” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.